MAIL STOP 3561

December 3, 2007

Mr. Roger K.W. Fan, Chief Executive Officer and
 President
Sound Worldwide Holdings, Inc.
Superluck Industrial Centre
Flat K, 13/F (Phase 2)
57 Sha Tsui Road,
Tsuen Wan, N.T.
Hong Kong, China

> **Re:** **Sound Worldwide Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-146986**
> **Filed on October 29, 2007**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that certain statements in the prospectus appear somewhat garbled or confusing. See, e.g., pages 6 and 26 (reference to "the volatility of the threats and

weaknesses encountered by the Company;" statement beginning, "Though, in such case financing is required …."). Some statements appear to contain typographical errors. See, e.g., page 2 (reference in (2) to "Selling Securities"); page 52 (statement that company issued 100,000 shares of "Freedom 20 common stock" on June 27, 2006). Please revise, as appropriate.

2. Considering your reporting currency is the United States Dollar and in order to provide an investor with a better understanding of your operations, please revise your disclosures throughout your registration statement to provide the reporting currency equivalent for all figures presented (e.g. disclosure of rent of page 48).

3. It appears from the disclosure on pages 5, 25 and 38 that the merger transaction with Sound Worldwide Limited was not consummated until October 25, 2007; therefore the audited financial statements of Freedom 3 for the year ended March 31, 2007 and pre-acquisition interim period should be included as part of your registration statement. Please revise.

Table of Contents, page 4

4. Please revise to place the dealer prospectus delivery obligation on the outside back cover page of the prospectus, as required by Item 502(b).

Selling Security Holders, page 15

5. For entities listed as selling shareholders, please name the individuals who are beneficial owners of the shares in footnotes to the table.

6. Please disclose whether any of the selling shareholders are affiliates of broker-dealers. If so, include disclosure that each broker-dealer's affiliate:

  • purchased the securities to be resold in the ordinary course of business; and

  • Had no arrangements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

  If you are unable to make the representations noted above in the prospectus, please state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of a broker-dealer and cannot make these representations.

Dividend Policy, page 24

7. We note that you have never declared or paid any dividends on your common stock, nor do you anticipate paying cash dividends in the foreseeable future. Please reconcile this disclosure to Sound Worldwide Limited's statements of stockholders' equity (page 4) where dividends were $656,582 and $1,516,573 for 2006 and 2007, respectively. Please advise and revise.

Description of Business, page 25

8. Several paragraphs under this heading are duplicated in MD&A.   As a general rule, your filing should not include redundant disclosures. Please revise as appropriate.

9. Please expand "Organizational History" to disclose all of the principal terms of the combination with Sound Worldwide.   For example, we note the disclosure omits the issuance of 300,000 additional shares to Ms. Sourlis or the total number of shares issued in the share exchange. Please revise. Further, please discuss the background of the combination, including a description of the contacts leading up to the combination. Any third parties involved in the combination should be named along with a description of the services provided and the amount of any compensation received by them.

10. Please explain your industry specific terms in everyday language when first used in the disclosure. For example, we note "warp beam sizing factory," "automated marking", "plotting," etc.

MD&A, page 37

11. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of the company and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address those matters. For a more detailed discussion of what is expected in

both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.

12. Please disclose the principal terms of your loans. Please file the loan agreements as exhibits to the registration statement.

13. Please expand your discussion of liquidity and capital resources to address the full period covered by the financial statements. Please disclose and quantify principal sources and uses of cash resources during this period.

Critical Accounting Policies, page 39

14. We noted your disclosures are duplications of the significant accounting policies disclosed in your notes to the financial statements. Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance for those accounting policies that are critical to your business. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

Certain Relationships and Related Transactions, page 49

15. Please disclose the nature and amount of the management consultancy services as discussed in the second paragraph and disclose the principal terms of this agreement or arrangement. Please file any written document as an exhibit to the registration statement.

16. Please describe and quantify loans to or from related parties. In this regard, we note the disclosure in the MD&A section. Please file any written documents as exhibits to the registration statement.

Registration Rights, page 50

17. Please explain the reference to a June 2007 private placement as such offering does not appear elsewhere in your filing.

Executive Compensation, page 50

18. Please provide the disclosure required by Items 402 and 404 of Regulation S-B for Freedom 3 for the year ended December 31, 2006 and until the date of the combination with Sound Worldwide.

Unaudited Pro Forma Combined Financial Statements

Notes to Pro Forma Presentation

1.Basis of Pro Forma Presentation, page 13

19. Please revise to ensure your explanatory notes include the basis of accounting for the merger (e.g. fair value or cost basis; combination of entities under common control, purchase accounting, or recapitalization, etc.) and tell us how your accounting is appropriate. Please cite the specific authoritative literature you used to support your accounting treatment.

20. We noted the disclosure that Sound Worldwide Limited purchased one share of Freedom 3 common stock for $1 on October 25, 2007, which was followed by Freedom 3 issuing 20,000,000 shares of common stock for all the issued and outstanding shares of Sound Worldwide Limited. This disclosure appears to be inconsistent with the disclosure on page 5, page 25, and page 38 of the registration statement, page 2 of the Form 8-K filed on October 29, 2007 and the Share Exchange Agreement filed as exhibit 10.1 which states Freedom sold one share of common stock for $1 to Sound Worldwide Limited and redeemed 100,000 shares of common stock from the sole stockholder which was followed by the issuance of 350 shares of Freedom common stock for all the issued and outstanding shares of Sound Worldwide Limited. Please revise to consistently disclose the equity transactions with Sound Worldwide Limited.

21. In addition, it appears from the disclosure in Item 26 on page 52 that the 100,000 of shares owned by the prior shareholder were redeemed for $1 and 300,000 shares of the company's common stock. Please provide a detailed discussion of how this transaction was accounted for and cite the specific authoritative literature you used to support your accounting treatment.

Sound Worldwide Limited Audited Financial Statements for the Year Ended March 31, 2007

Report of Independent Registered Public Accounting Firm, page 1

22. Please revise to file a <u>signed</u> and <u>dated</u> report of your independent registered public accounting firm that covers the financial statements included in your filing in accordance with AU Section 530.01.

General

23. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Consolidated Statements of Cash Flows, page 5

24. We note that you present both the bank repayments and borrowings as net amounts in cash flows from financing activities. Please revise to disaggregate the net amounts (i.e. present proceeds and repayments on a gross basis), consistent with the guidance of SFAS 95.

Notes to Audited Financial Statements

2. Summary of Principal Accounting Policies

Revenue Recognition, page 8

25. Please disclose any significant terms and conditions, including any customer acceptance provisions and other post-delivery obligations (e.g. sales returns, trade discounts, allowances, etc.) and the related accounting policies. Cite the specific authoritative literature you used to support your accounting treatment.

26. Considering the comment above, please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., from product returns, discounts for early payment or volume discounts, credits for product that is not sold by the expiration dates, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent

you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Item 26. Recent Sales of Unregistered Securities, page 52

27. Please disclose the securities issued under the Share Exchange Agreement as required by Item 701 of Regulation S-B.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008